Exhibit 1

Cameco and Energoatom Agree on Commercial Terms to Supply Ukraine’s Full Natural UF6 Needs through 2035

Saskatoon, Canada/Kyiv, Ukraine – February 8, 2023

SE NNEGC Energoatom (Energoatom), Ukraine’s state-owned nuclear energy utility, and Cameco Corporation (Cameco) (TSX: CCO; NYSE: CCJ), one of the largest global producers of uranium fuel based in Canada, have reached agreement on commercial terms for a major supply contract for Cameco to provide sufficient volumes of natural uranium hexafluoride, or UF6 (consisting of uranium and conversion services), to meet Ukraine’s full nuclear fuel needs through 2035. Key commercial terms, such as pricing mechanism, volume and tenor, have been agreed to, but the contract is subject to finalization, which is anticipated in the first quarter of 2023.

“Energoatom will keep working on achieving the energy independence of Ukraine. The development of cooperation between companies in the production and supply of nuclear materials and nuclear fuel is one of the most important conditions for the further safe functioning of our domestic nuclear power generation,” said Petro Kotin, President of Energoatom.

“We are proud to play an essential role in helping Ukraine gain supply security for significant components of their nuclear fuel in these extraordinarily challenging times for the country,” said Cameco President and CEO Tim Gitzel. “This has the potential to be the single largest supply contract in Cameco’s history, and it is only achievable through the strong relationship that has developed between our two companies. Commercial arrangements between Cameco and Energoatom began modestly in 2018 and have grown today into a significant strategic partnership.”

The 12-year agreement will run from 2024 through 2035, with all deliveries in the form of UF6. The contract will contain a required degree of flexibility, given present circumstances in Ukraine. The agreement will see Cameco supply 100% of Energoatom’s UF6 requirements (consisting of uranium and conversion services) for the nine nuclear reactors at its Rivne, Khmelnytskyy and South Ukraine nuclear power plants for the duration of the contract. These plants have combined requirements over the contract term of approximately 15.3 million KgU as UF6 (the equivalent of about 40.1 million pounds of uranium concentrate, or U3O8).

The contract will also contain an option for Cameco to supply up to 100% of the fuel requirements for the six reactors at the Zaporizhzhya nuclear power plant, currently under Russian control, should it return to Energoatom’s operation. If this option was exercised in 2024, the Zaporizhzhya plant would require roughly 10.4 million KgU as UF6 (the equivalent of around 27.2 million pounds of U3O8) over the contract period.

The contract amounts are subject to the customary volume flexibility provisions commonly contained in supply agreements. Financial terms of the contract are confidential and will not be released.

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Cameco investor inquiries:	Energoatom media inquiries:
Rachelle Girard	Leonid Oliynyk
306-956-6403	+38 044 523 40 26
rachelle_girard@cameco.com	l.oliynyk@dyrekcy.atom.gov.ua

Cameco media inquiries:

Veronica Baker
306-385-5541
veronica_baker@cameco.com

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

About Energoatom

State Enterprise «National Nuclear Energy Generating Company «Energoatom» is the largest power producer in Ukraine. The company operates four nuclear power plants – Zaporizhzhya, Rivne, South Ukraine, and Khmelnytskyy, with a total of 15 units (13 VVER-1000 units and 2 VVER-440 units) with a total installed capacity of 13,835 MW. The company also includes Tashlyk HPSPP (453 MW), Olexandrivska HPP (25 MW) and Centralized Spent Fuel Storage Facility located in the Chornobyl Zone.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about expectations for the future, which are referred to as forward-looking information. This forward-looking information is based on current views, which can change significantly, and actual results and events may be significantly different from what is currently expected. Examples of forward-looking information in this news release include the expectation that Cameco will provide sufficient volumes of UF6 under the supply contract to meet Ukraine’s full nuclear fuel needs through 2035; the anticipated finalization of the supply contract in the first quarter of 2023; Energoatom’s intention to keep working on achieving the energy independence of Ukraine, and its views regarding the importance of the development of cooperation between companies in the production and supply of nuclear materials and nuclear fuel for the further safe functioning of Ukraine’s domestic nuclear power generation; Cameco’s view on the role it will play in helping Ukraine gain supply security for significant components of their nuclear fuel; the potential for this supply contract to be the single largest supply contract in Cameco’s history; the expected duration and other terms of the final agreement; the volume of UF6 that Cameco will supply under the contract; and the volume of UF6 that Cameco would supply to the Zaporizhzhya plant, should Cameco be able to exercise the option to do so. Material risks that could lead to different results include the risk that the supply contract will not be finalized within the time or on the terms expected; the risk that Cameco may be unable to supply sufficient volumes of UF6 under the supply contract to satisfy its terms, for any reason; the risk that Ukraine may be unable to gain energy independence, or continue safe functioning of Ukraine’s domestic nuclear power generation, and the risk that the continuation or outcome of the conflict between the Ukraine and Russia may prevent Cameco from satisfying the terms of this supply contract, or realizing the expected benefits to Cameco, or have other adverse consequences to Cameco. Cameco has made material assumptions which may prove incorrect, including: the assumption that Cameco will reach agreement on the final terms of the supply contract within the time and on the terms expected; the assumption that Cameco will be able to supply sufficient volume of UF6 to meet the terms of the supply contract; and Cameco’s assumption that the continuation or outcome of the conflict between Ukraine and Russia will not prevent Cameco from satisfying its obligations under the supply contract and realizing its expected benefits. Other material risks and assumptions associated with Cameco’s business are described in greater detail in Cameco’s current annual information form and its most recent annual and subsequent quarterly MD&A. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. Cameco will not necessarily update this information unless required by securities laws.